News
Release

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2011 RESULTS

CIBC’s 2011 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

(Toronto, ON – December 1, 2011) – CIBC announced net income of $794 million for the fourth quarter ended October 31, 2011, up from $500 million for the fourth quarter of 2010. Diluted earnings per share (EPS) of $1.89 and cash diluted EPS of $1.91(1) for the fourth quarter of 2011 compared with diluted EPS of $1.17 and cash diluted EPS of $1.19(1), respectively, for the same period last year.

CIBC’s results for the fourth quarter of 2011 were affected by the following items of note aggregating to a positive impact of $0.04 per share:

•	$90 million ($46 million after-tax, or $0.12 per share) gain on sale of a merchant banking investment, net of associated expenses;
•	$14 million ($10 million after-tax, or $0.03 per share) loss from the structured credit run-off business; and
•	$25 million ($18 million after-tax, or $0.05 per share) loan loss in our exited European leveraged finance business.

CIBC’s results for the fourth quarter of 2010 included items of note aggregating to a negative impact of $0.49 per share.

CIBC’s net income of $794 million for the fourth quarter of 2011 compared with net income of $808 million for the third quarter ended July 31, 2011. Diluted EPS of $1.89 and cash diluted EPS of $1.91(1) for the fourth quarter of 2011 compared with diluted EPS of $1.89 and cash diluted EPS of $1.91(1) for the prior quarter.

For the year ended October 31, 2011, CIBC reported net income of $3.1 billion, diluted EPS of $7.31 and cash diluted EPS of $7.39(1), which included items of note aggregating to a negative impact of $0.12 per share. These results compared with net income of $2.5 billion, diluted EPS of $5.87 and cash diluted EPS of $5.95(1) for 2010, which included items of note aggregating to a negative impact of $0.50 per share.

CIBC reported a strong return on equity of 21.3% for the year ended October 31, 2011 and a strong Tier 1 capital ratio of 14.7% at October 31, 2011.

“CIBC achieved solid results across our businesses in 2011, reflecting a strong focus on our clients as well as our underlying business fundamentals,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Our capital position remains among the best of any bank globally and we continue to take steps to further grow our business by investing in organic growth and through acquisitions. Our financial results reflect our first principle and strategic imperative which is to be a lower risk bank targeting value creation for our shareholders by delivering consistent, sustainable earnings over the long term.”

    (1)   For additional information, see the “Non-GAAP measures” section.

Performance against Objectives

Medium-term objectives		2011 results
Earnings per share (EPS) growth	Diluted EPS growth of 5%-10% per annum, on average, over the next 3-5 years	2011 EPS of $7.31 2010 EPS of $5.87

Return on equity (ROE)	Return on average common equity of 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)	ROE: 21.3%

Capital strength	Tier 1 capital ratio target of 8.5% Total capital ratio target of 11.5%	Tier 1 capital ratio: 14. 7% Total capital ratio: 18.4%

Business mix	75% retail(1)/25% wholesale (as measured by economic capital(2))	77%/23% retail/wholesale (as measured by economic capital(2))

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances (loan loss ratio) on a managed basis(2) between 50 and 65 basis points through the business cycle	Loan loss ratio on a managed basis(2): 48 basis points

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expense to total revenue (cash efficiency ratio, taxable equivalent basis (TEB)(2))	Cash efficiency ratio, TEB(2): 58.8%

Dividend payout ratio	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)	Dividend payout ratio: 47.9%

Total shareholder return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis	Five years ended October 31, 2011: CIBC - 9.3% Index - 24.3%

(1)   Retail includes Retail and Business Banking, Wealth Management and International Banking.

(2)   For additional information, see the “Non-GAAP measures” section.

Progress against Priorities

Market leadership in our core businesses

Retail and Business Banking reported net income in 2011 of $2.1 billion, up from $1.8 billion in 2010. Earnings growth of 15% was driven by higher revenue in both personal banking and business banking, and lower loan losses.

Retail and Business Banking continued to invest throughout 2011 in areas that provide greater access and choice to our clients in how and when they do their everyday banking:

-	We were the first bank in Canada to launch a mobile brokerage App allowing stock trading on smartphones;
-	We were recognized by Global Finance magazine as “Best in Mobile Banking – Consumer Internet Banks” among banks globally;
-	We celebrated a milestone with more than 100 new branches opened in the past four years;
-	We became the largest dual issuer of Visa and MasterCard credit cards in Canada with the completion of the Citigroup Canada MasterCard acquisition; and
-	We enhanced our focus on business banking, resulting in higher volumes and lending balances that grew above market rates.

CIBC Fourth Quarter 2011 News Release	2

“As we close fiscal 2011, our business is well positioned,” says David Williamson, Group Head, Retail and Business Banking. “We have built and renovated more branches, extended our branch operating hours, launched new products and reinforced our leadership position in mobile banking with our home advisor and stock trading Apps.”

“To further our business in 2012 and beyond, we are focused on our priorities which are: to build deeper relationships with our clients; to improve our sales and service capabilities; and to acquire and retain clients who seek deeper and more rewarding relationships,” adds Williamson.

Wealth Management reported net income of $279 million in 2011, up from $225 million in 2010. Earnings growth of 24% was primarily due to higher fee-based revenue, spread revenue and commissions from new issue and equity trading activity, and higher client assets under management, primarily due to improved capital markets and higher net sales of long-term mutual funds.

Wealth Management strengthened its business on many fronts in 2011 in support of our strategic priorities of providing clients with strong advisory solutions, an excellent client experience and competitive products. Key highlights included:

-	Acquired a 41% equity interest in American Century Investments, which complemented CIBC’s strong Canadian asset management franchise and provided a platform for CIBC’s growth internationally;
-	Delivered record growth of 44% in net sales of long-term mutual funds;
-	CIBC Wood Gundy ranked #2 in full-service brokerage and experienced a solid increase in client satisfaction;
-	Expanded our CIBC Private Wealth Management footprint in four cities across Canada; and
-	Introduced innovative loyalty pricing for CIBC Investor’s Edge clients.

“Steady fee-based earnings, capital efficiency and favourable consumer trends, such as an aging demographic and increased savings rates, make the global proposition for asset management very attractive.” says Victor Dodig, Group Head, Wealth Management. “We will continue to invest in our Wealth Management platform, domestically and internationally, to enhance both our client proposition and strengthen shareholder returns.”

Wholesale Banking reported net income of $565 million in 2011, compared to $342 million in 2010, an increase of $223 million or 65%. This was primarily due to higher revenue from corporate and investment banking, a lower provision for credit losses and a lower effective tax rate, partially offset by higher non-interest expenses.

Wholesale Banking’s objective is to be the premier client-focused wholesale bank centred in Canada, with a reputation for consistent and sustainable earnings, for risk-controlled growth, and for being a well-managed firm known for excellence in everything we do. During 2011, Wholesale Banking:

-	Maintained market leadership positions in Canada in key areas such as mergers and acquisitions, debt underwriting, and syndicated lending, and improved market position in equity underwriting;
-	Led or co-led several key investment banking deals, most notably Intact Financial Corporation’s $962 million offering and Brookfield Asset Management’s $578 million offering;
-	#1 in market share in equity trading by both volume and value;
-	Expanded our U.S. Energy lending capabilities, to more effectively serve both existing and new clients; and
-

Increased focus on Infrastructure, with our Project Finance team leading, co-leading, or participating in debt financing and advisory for a number of projects across a variety of industries including renewable power, conventional power, transmission, health-care, justice, and transportation.

CIBC Fourth Quarter 2011 News Release	3

“Wholesale Banking continued to deliver consistent and risk-controlled performance in 2011, in what continued to be volatile market conditions globally,” says Richard Nesbitt, Group Head, Wholesale, International, and Technology and Operations.

During 2011, CIBC continued to actively manage and reduce its structured credit run-off portfolio. In 2011, notional exposures declined by $18.4 billion as a result of sales and terminations of positions, as well as settlements with financial guarantors. The remaining portfolio of primarily collateralized loan obligations and corporate debt has experienced minimal defaults in the underlying collateral and continues to benefit from significant levels of subordination.

Strong fundamentals

While investing in its core businesses, CIBC has continued to strengthen key fundamentals. In 2011, CIBC enhanced its capital strength, while maintaining competitive productivity and sound risk management:

-	CIBC’s capital ratios are strong, including Tier 1 and Tangible Common Equity(1) ratios of 14.7% and 11.4% at October 31, 2011 that have increased from 13.9% and 9.9% a year ago;
-	Credit quality has improved significantly, with CIBC’s loan loss ratio declining from 56(1) basis points in 2010 to 48(1) basis points on a managed basis in 2011; and
-	Market risk, as measured by average Value-at-Risk, was $6.5 million in 2011 compared with $4.2 million in 2010.

CIBC is well positioned to exceed the emerging regulatory capital and liquidity standards proposed by the Basel Committee on Banking Supervision ahead of the implementation timelines. CIBC’s pro-forma common equity ratio of 8.1% already exceeds the 2019 required minimum level of 7%. During the year, we received approval to treat approximately $880 million of convertible preferred shares as non-viability contingent capital, further optimizing our long-term Basel III capital structure.

“CIBC’s strategic imperative is to deliver consistent and sustainable earnings over the long term,” adds McCaughey. “That imperative continues to guide our activities, whether enhancing our existing operations or considering future growth opportunities while adhering to our risk profile. This imperative has positioned CIBC well against a backdrop of market volatility, slowing global economic expansion and continued change within the global financial services industry.”

    (1)   For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2011 News Release	4

Fourth Quarter Financial Highlights

		As at or for the three months ended
		2011	2011		2010
	Unaudited	Oct. 31	Jul. 31		Oct. 31
	Financial results ($ millions)
	Net interest income	$1,605	$1,607		$1,645
	Non-interest income	1,597	1,450		1,609
	Total revenue	3,202	3,057		3,254
	Provision for credit losses	243	195		150
	Non-interest expenses	1,914	1,820		1,860
	Income before taxes and non-controlling interests	1,045	1,042		1,244
	Income tax expense	249	231		742
	Non-controlling interests	2	3		2
	Net income	$794	$808		$500
	Financial measures
	Efficiency ratio	59.8%	59.6%		57.2%
	Cash efficiency ratio, taxable equivalent basis (TEB) (1)	58.4%	58.3%		56.4%
	Return on equity	20.6%	21.5%		14.6%
	Net interest margin	1.74%	1.72%		1.83%
	Net interest margin on average interest-earning assets	2.06%	1.96%		2.15%
	Return on average assets	0.86%	0.86%		0.56%
	Return on average interest-earning assets	1.02%	0.98%		0.66%
	Total shareholder return	4.19%	(9.89	) %	12.12%
	Common share information
Per share	- basic earnings	$1.90	$1.90		$1.17
	- cash basic earnings (1)	1.92	1.92		1.19
	- diluted earnings	1.89	1.89		1.17
	- cash diluted earnings (1)	1.91	1.91		1.19
	- dividends	0.90	0.87		0.87
	- book value	36.41	35.01		32.17
Share price	- high	76.50	84.45		79.50
	- low	67.84	72.75		66.81
	- closing	75.10	72.98		78.23
	Shares outstanding (thousands)
	- average basic	399,105	397,232		391,055
	- average diluted	399,791	397,986		392,063
	- end of period	400,534	398,856		392,739
	Market capitalization ($ millions)	$30,080	$29,109		$30,724
	Value measures
	Dividend yield (based on closing share price)	4.8%	4.7%		4.4%
	Dividend payout ratio	47.5%	45.9%		74.3%
	Market value to book value ratio	2.06	2.08		2.43
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$88,370	$95,563		$89,660
	Loans and acceptances, net of allowance	194,379	193,592		184,576
	Total assets	353,699	362,579		352,040
	Deposits	255,409	261,327		246,671
	Common shareholders’ equity	14,584	13,962		12,634
	Average assets	366,236	371,433		355,868
	Average interest-earning assets	309,398	325,401		302,907
	Average common shareholders’ equity	14,586	13,891		12,400
	Assets under administration	1,373,723	1,380,582		1,260,989
	Balance sheet quality measures
	Risk-weighted assets ($ billions)	$110.0	$109.0		$106.7
	Tangible common equity ratio(1)	11.4%	11.0%		9.9%
	Tier 1 capital ratio	14.7%	14.6%		13.9%
	Total capital ratio	18.4%	18.7%		17.8%
	Other information
	Retail / wholesale ratio(2)	77% / 23%	77% / 23%		74% / 26%
	Full-time equivalent employees(3)	42,239	42,425		42,354

(1)	For additional information, see the “Non-GAAP measures” section.
(2)

For the purpose of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

(3)

Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

CIBC Fourth Quarter 2011 News Release	5

Review of CIBC Fourth Quarter Results

Net income was $794 million, up $294 million from the fourth quarter of 2010 and down $14 million from the prior quarter.

Net interest income of $1,605 million was down $40 million from the fourth quarter of 2010, primarily due to narrower spreads, offset in part by volume growth in most retail products including the impact of the MasterCard portfolio, and higher trading-related net interest income. The current quarter also had lower interest income on tax re-assessments. Net interest income was down $2 million from the prior quarter, primarily due to narrower spreads across retail products mostly offset by volume growth, and higher trading-related net interest income.

Non-interest income of $1,597 million was down $12 million from the fourth quarter of 2010. The prior year quarter included foreign exchange gains of $411 million on capital repatriation activities. The current quarter benefited from lower designated at fair value (FVO) losses in the structured credit run-off business, higher gains net of write-downs on available-for-sale (AFS) securities, and higher income from securitization activities, partially offset by lower card fees. Non-interest income was up $147 million from the prior quarter, primarily due to higher gains net of write-downs on AFS securities and higher income from securitization activities, partially offset by lower underwriting and advisory fees.

Provision for credit losses of $243 million was up $93 million from the fourth quarter of 2010, primarily due to higher provisions in CIBC FirstCaribbean and our exited leveraged finance business in Europe, and a change in the general provision for credit losses due to a stabilization of loss rates in the Visa cards portfolio. Provision for credit losses was up $48 million from the prior quarter. The specific provision for credit losses was up primarily driven by a higher provision in CIBC FirstCaribbean and our exited leveraged finance business in Europe, partially offset by an improvement in our portfolios in Canada. The change in the general provision was unfavourable by $23 million, mainly driven by the securitization of our Visa cards portfolio in the prior quarter, partially offset by an improving credit risk profile in the business and government loan portfolios.

Non-interest expenses of $1,914 million were up $54 million from the fourth quarter of 2010, primarily due to higher performance-based compensation, expenses related to the sale of a merchant banking investment, and higher pension expense, partially offset by lower capital taxes. Non-interest expenses were up $94 million from the prior quarter, primarily due to expenses related to the sale of a merchant banking investment, and higher occupancy costs and professional fees.

Income tax expense of $249 million in the fourth quarter of 2011 was down from $742 million a year ago, primarily due to the tax expense of $528 million on capital repatriation activities during the prior year quarter. Income tax expense was up $18 million from the prior quarter.

CIBC Fourth Quarter 2011 News Release	6

Review of Retail and Business Banking Fourth Quarter Results

	2011	2011	2010
$ millions, for the three months ended	Oct. 31	Jul. 31	Oct. 31
Revenue
Personal banking	$1,609	$1,630	$1,615
Business banking	357	358	356
Other	95	31	(10)
Total revenue (a)	2,061	2,019	1,961
Provision for credit losses	266	285	241
Non-interest expenses (b)	1,031	1,021	1,017
Income before taxes	764	713	703
Income tax expense	184	174	198
Net income (c)	$580	$539	$505
Efficiency ratio (b/a)	50.0%	50.6%	51.8%
Amortization of other intangible assets (d)	$3	$3	$2
Cash efficiency ratio (1) ((b-d)/a)	49.9%	50.4%	51.7%
Return on equity (1)	61.7%	61.5%	64.3%
Charge for economic capital (1) (e)	$(122)	$(118)	$(108)
Economic profit (1) (c+e)	$458	$421	$397
Full-time equivalent employees	21,658	21,553	21,622

(1)  For additional information, see the “Non-GAAP measures” section.

Net income was $580 million, up $75 million from the fourth quarter of 2010.

Revenue of $2,061 million was up $100 million from the fourth quarter of 2010, primarily due to higher treasury allocations, volume growth across most lines of business, and higher fees, partially offset by narrower spreads.

Provision for credit losses of $266 million was up $25 million from the fourth quarter of 2010, primarily due to losses, as expected, from the acquired MasterCard portfolio, partially offset by lower bankruptcies and write-offs across other products.

Non-interest expenses of $1,031 million were up $14 million from the fourth quarter of 2010, primarily as a result of higher pension expense and employee compensation.

Income tax expense of $184 million was down $14 million from the fourth quarter of 2010 due to a lower tax rate, partially offset by higher pre-tax income.

CIBC Fourth Quarter 2011 News Release	7

Review of Wealth Management Fourth Quarter Results

	2011	2011	2010
$ millions, for the three months ended	Oct. 31	Jul. 31	Oct. 31
Revenue
Retail brokerage	$256	$263	$255
Asset management	115	116	99
Private wealth management	25	25	24
Total revenue (a)	396	404	378
Provision for credit losses	-	1	1
Non-interest expenses (b)	307	307	298
Income before taxes	89	96	79
Income tax expense	24	28	25
Net income (c)	$65	$68	$54
Efficiency ratio (b/a)	77.3%	76.0%	78.9%
Amortization of other intangible assets (d)	$-	$-	$-
Cash efficiency ratio (1) ((b-d)/a)	77.2%	75.9%	78.8%
Return on equity (1)	26.9%	31.0%	25.1%
Charge for economic capital (1) (e)	$(31)	$(28)	$(28)
Economic profit (1) (c+e)	$34	$40	$26
Full-time equivalent employees	3,731	3,675	3,547

(1) For	additional information, see the “Non-GAAP measures” section.

Net Income for the quarter was $65 million, up $11 million from the fourth quarter of 2010.

Revenue of $396 million was up $18 million from the fourth quarter of 2010, primarily due to higher revenue from asset management from higher client assets under management driven by improved capital markets.

Non-interest expenses of $307 million were up $9 million from the fourth quarter of 2010, primarily due to higher performance-based compensation and pension expense.

CIBC Fourth Quarter 2011 News Release	8

Review of Wholesale Banking Fourth Quarter Results

$ millions, for the three months ended	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31
Revenue (TEB) (1)
Capital markets	$251	$251	$233
Corporate and investment banking	334	232	146
Other	28	20	(115)
Total revenue (TEB) (1) (a)	613	503	264
TEB adjustment (1)	56	49	26
Total revenue (b)	557	454	238
Provision for credit losses	27	6	8
Non-interest expenses (c)	330	294	327
Income before taxes and non-controlling interests	200	154	(97)
Income tax expense (benefit)	28	8	(41)
Non-controlling interests	-	1	-
Net income (loss) (d)	$172	$145	$(56)
Efficiency ratio (c/b)	59.3%	64.9%	n/m
Amortization of other intangible assets (e)	$-	$-	$-
Cash efficiency ratio (TEB) (1) ((c-e)/a)	53.8%	58.5%	n/m
Return on equity (1)	36.4%	33.0%	(14.1	) %
Charge for economic capital (1) (f)	$(61)	$(57)	$(61)
Economic profit (loss) (1) (d+f)	$111	$88	$(117)
Full-time equivalent employees	1,206	1,214	1,159

(1)  For additional information, see the “Non-GAAP measures” section.

n/m Not meaningful.

Net income for the quarter was $172 million, compared to net income of $145 million for the third quarter of 2011.

Revenue of $557 million was up $103 million from the third quarter of 2011, primarily due to higher merchant banking gains and higher foreign exchange trading revenue, partially offset by lower revenue from equity new issues and advisory revenue.

Provision for credit losses of $27 million was up $21 million from the third quarter of 2011, mainly attributable to increased losses in our European Leveraged Finance portfolio.

Non-interest expenses of $330 million were up $36 million from the third quarter of 2011, primarily due to higher performance-based compensation.

Income tax expense of $28 million compared to $8 million for the third quarter of 2011, due to higher pre-tax income.

CIBC Fourth Quarter 2011 News Release	9

Review of Corporate and Other Fourth Quarter Results

$ millions, for the three months ended	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31
Revenue
International banking	$138	$144	$140
Other	50	36	537
Total revenue	188	180	677
Reversal of credit losses	(50)	(97)	(100)
Non-interest expenses	246	198	218
Income (loss) before taxes and non-controlling interests	(8)	79	559
Income tax expense	13	21	560
Non-controlling interests	2	2	2
Net income (loss)	$(23)	$56	$(3)
Full-time equivalent employees	15,644	15,983	16,026

Net loss for the quarter was $23 million compared with a net loss of $3 million for the fourth quarter of 2010.

Revenue of $188 million was down $489 million from the fourth quarter of 2010. The same quarter last year included the foreign exchange gain on capital repatriation activities.

Reversal of credit losses was down $50 million from the fourth quarter of 2010, primarily due to lower reversals of credit losses in the general allowance for the cards and business and government portfolios.

Non-interest expenses of $246 million were up $28 million from the fourth quarter of 2010, primarily due to higher unallocated corporate support costs.

Income tax expense of $13 million was down $547 million from the fourth quarter of 2010. The same quarter last year included the tax impact related to the capital repatriation activities.

CIBC Fourth Quarter 2011 News Release	10

Making a Difference in Our Communities

As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, employees and communities. During the fourth quarter of 2011:

•

CIBC was named the lead partner of the 2015 Pan Am and Parapan Am Games, one of the world’s largest international multi-sport events, to be held in the Greater Toronto Area in July and August, 2015. CIBC’s partnership with TO2015 will include a proven track record of grassroots engagement and community activations, cultural and victory celebrations, legacy community investment programs and athlete support as well as a comprehensive national marketing strategy.

•

CIBC marked its 15th year as sponsor of the Canadian Breast Cancer Foundation CIBC Run for the Cure which this year raised more than $30 million. More than 170,000 people in 60 communities across Canada participated in the event. Team CIBC raised $3 million, including pledges from employees, their families and friends, fundraising events and proceeds from the 2011 CIBC Pink Collection™, bringing the total amount of money raised by Team CIBC since 1992 to nearly $30 million.

•

CIBC employees in Ottawa, Calgary and Toronto helped raise more than $150,000 to fund research, treatment and care for women’s cancers through participation in The Weekend to End Women’s Cancers, with a total of $1.3 million raised since 2003.

•

30 Grade ten students were awarded CIBC Youthvision™ scholarships, valued at up to $36,000 each. To date, CIBC has committed more than $12 million to support the dreams of 390 CIBC Youthvision™ scholarship recipients and make their post-secondary education dreams a reality.

•

CIBC donated $500,000 to help build the new Oakville Hospital. The donation will help fund vital equipment to support improved and coordinated care for cancer patients, from early detection to diagnosis and treatment, specifically within the new hospital’s Diagnostic Imaging Unit.

•

CIBC presented the Assiniboine Park Conservancy with a $500,000 donation to their Imagine a Place Campaign which is building the new Qualico Family Centre. Once complete, the Qualico Family Centre will be a new central hub of activity for Assiniboine Park that will accommodate a wide range of diverse activities and programs focused on community engagement.

•

CIBC employees raised $500,000 for the Juvenile Diabetes Research Foundation, including more than $390,000 by 1,600 employees who participated in the 2011 Ride for Diabetes Research in 10 communities across Canada.

“Our employees continue to be at the foundation of our success,” says McCaughey. “Their dedication and commitment have brought us to the position we find ourselves in today and I would like to thank them for their contribution during 2011.”

CIBC Fourth Quarter 2011 News Release	11

CONSOLIDATED BALANCE SHEET

Unaudited, $ millions, as at October 31	2011	2010 (1)
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$2,190
Interest-bearing deposits with banks	4,442	9,862
Securities
Trading	32,797	28,557
Available-for-sale (AFS)	29,212	26,621
Designated at fair value (FVO)	20,064	22,430
	82,073	77,608
Cash collateral on securities borrowed	1,838	2,401
Securities purchased under resale agreements	26,002	34,941
Loans
Residential mortgages	99,603	93,568
Personal	34,842	34,335
Credit card	10,408	12,127
Business and government	41,812	38,582
Allowance for credit losses	(1,647)	(1,720)
	185,018	176,892
Other
Derivative instruments	28,259	24,682
Customers’ liability under acceptances	9,361	7,684
Land, buildings and equipment	1,676	1,660
Goodwill	1,894	1,913
Software and other intangible assets	654	609
Investments in equity-accounted associates	1,128	298
Other assets	9,499	11,300
	52,471	48,146
	$353,699	$352,040
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$116,592	$113,294
Business and government	134,636	127,759
Bank	4,181	5,618
	255,409	246,671
Obligations related to securities sold short	10,316	9,673
Cash collateral on securities lent	2,850	4,306
Obligations related to securities sold under repurchase agreements	11,456	23,914
Other
Derivative instruments	29,807	26,489
Acceptances	9,396	7,684
Other liabilities	11,823	12,572
	51,026	46,745
Subordinated indebtedness	5,138	4,773
Non-controlling interests	164	168
Shareholders’ equity
Preferred shares	2,756	3,156
Common shares	7,376	6,804
Contributed surplus	90	96
Retained earnings	7,605	6,095
Accumulated other comprehensive income (AOCI)	(487)	(361)
	17,340	15,790
	$353,699	$352,040

(1) Certain	prior year information has been reclassified to conform to the presentation adopted in the current year.

CIBC Fourth Quarter 2011 News Release	12

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the twelve months ended
Unaudited, $ millions, except as noted	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31	2011 Oct. 31	2010 Oct. 31
Interest income
Loans	$1,934	$1,938	$1,939	$7,708	$7,288
Securities	473	495	457	1,963	1,562
Securities borrowed or purchased under resale agreements	82	100	82	365	193
Deposits with banks	15	16	18	63	52
	2,504	2,549	2,496	10,099	9,095
Interest expense
Deposits	687	688	636	2,787	2,192
Other liabilities	160	201	155	747	476
Subordinated indebtedness	52	53	48	215	188
Preferred share liabilities	-	-	12	-	35
	899	942	851	3,749	2,891
Net interest income	1,605	1,607	1,645	6,350	6,204
Non-interest income
Underwriting and advisory fees	94	130	87	514	426
Deposit and payment fees	192	195	188	756	756
Credit fees	98	98	90	381	341
Card fees	11	15	62	99	304
Investment management and custodial fees	122	123	115	486	459
Mutual fund fees	210	218	195	849	751
Insurance fees, net of claims	86	82	72	320	277
Commissions on securities transactions	109	110	125	496	474
Trading income (loss)	(36)	(101)	8	(74)	603
AFS securities gains, net	238	65	119	407	400
FVO income (loss), net	(16)	61	(184)	(134)	(623)
Income from securitized assets	300	278	210	1,063	631
Foreign exchange other than trading	77	58	452	237	683
Other	112	118	70	499	399
	1,597	1,450	1,609	5,899	5,881
Total revenue	3,202	3,057	3,254	12,249	12,085
Provision for credit losses	243	195	150	841	1,046
Non-interest expenses
Employee compensation and benefits	1,067	1,044	994	4,163	3,871
Occupancy costs	177	161	173	664	648
Computer, software and office equipment	255	249	274	994	1,003
Communications	76	70	72	297	290
Advertising and business development	61	55	65	214	197
Professional fees	57	44	66	179	210
Business and capital taxes	5	11	22	38	88
Other	216	186	194	801	720
	1,914	1,820	1,860	7,350	7,027
Income before income taxes and non-controlling interests	1,045	1,042	1,244	4,058	4,012
Income tax expense	249	231	742	969	1,533
	796	811	502	3,089	2,479
Non-controlling interests	2	3	2	10	27
Net income	794	808	500	3,079	2,452
Preferred share dividends and premiums	38	55	42	177	169
Net income applicable to common shares	$756	$753	$458	$2,902	$2,283
Weighted-average common shares outstanding (thousands)
- Basic	399,105	397,232	391,055	396,233	387,802
- Diluted	399,791	397,986	392,063	397,097	388,807
Earnings per share (in dollars)
- Basic	$1.90	$1.90	$1.17	$7.32	$5.89
- Diluted	$1.89	$1.89	$1.17	$7.31	$5.87
Dividends per common share (in dollars)	$0.90	$0.87	$0.87	$3.51	$3.48

CIBC Fourth Quarter 2011 News Release	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the twelve months ended
Unaudited, $ millions	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31	2011 Oct. 31	2010 Oct. 31
Net income	$794	$808	$500	$3,079	$2,452
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in self-sustaining foreign operations	234	41	(36)	(92)	(290)
Net (gains) losses on investments in self-sustaining foreign operations reclassified to net income	41	-	1,058	41	1,079
Net gains (losses) on hedges of investments in self-sustaining foreign operations	(92)	(8)	11	13	88
Net (gains) losses on hedges of investments in self-sustaining foreign operations reclassified to net income	(37)	-	(941)	(37)	(957)
	146	33	92	(75)	(80)
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	15	141	94	110	303
Net (gains) losses on AFS securities reclassified to net income	(65)	(30)	(79)	(140)	(230)
	(50)	111	15	(30)	73
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	14	(25)	2	(37)	(9)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(8)	13	4	16	25
	6	(12)	6	(21)	16
Total OCI	$102	$132	$113	$(126)	$9
Comprehensive income	$896	$940	$613	$2,953	$2,461

	For the three months ended			For the twelve months ended
Unaudited, $ millions	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31	2011 Oct. 31	2010 Oct. 31
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in self-sustaining foreign operations	$(4)	$2	$(1)	$(1)	$(1)
Net gains (losses) on hedges of investments in self-sustaining foreign operations	22	1	-	(2)	(18)
Net (gains) losses on hedges of investments in self-sustaining foreign operations reclassified to net income	21	-	528	21	536
	39	3	527	18	517
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(17)	(36)	(23)	(29)	(100)
Net (gains) losses on AFS securities reclassified to net income	4	5	27	30	68
	(13)	(31)	4	1	(32)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(6)	9	(1)	13	3
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	(4)	(1)	(4)	(3)
	(3)	5	(2)	9	-
	$23	$(23)	$529	$28	$485

CIBC Fourth Quarter 2011 News Release	14

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the twelve months ended
Unaudited, $ millions	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31	2011 Oct. 31	2010 Oct. 31
Preferred shares
Balance at beginning of period	$2,756	$3,156	$3,156	$3,156	$3,156
Redemption of preferred shares	-	(400)	-	(400)	-
Balance at end of period	$2,756	$2,756	$3,156	$2,756	$3,156
Common shares
Balance at beginning of period	$7,254	$7,116	$6,662	$6,804	$6,241
Issue of common shares	126	137	145	575	563
Treasury shares	(4)	1	(3)	(3)	-
Balance at end of period	$7,376	$7,254	$6,804	$7,376	$6,804
Contributed surplus
Balance at beginning of period	$89	$90	$96	$96	$92
Stock option expense	3	1	3	7	11
Stock options exercised	(2)	(1)	(2)	(12)	(4)
Other	-	(1)	(1)	(1)	(3)
Balance at end of period	$90	$89	$96	$90	$96
Retained earnings
Balance at beginning of period	$7,208	$6,801	$5,972	$6,095	$5,156
Net income	794	808	500	3,079	2,452
Dividends
Preferred	(38)	(43)	(42)	(165)	(169)
Common	(359)	(346)	(341)	(1,391)	(1,350)
Premium on redemption of preferred shares	-	(12)	-	(12)	-
Other	-	-	6	(1)	6
Balance at end of period	$7,605	$7,208	$6,095	$7,605	$6,095
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(796)	$(829)	$(474)	$(450)	$(370)
Net gains (losses) on translation of net foreign operations	146	33	92	(75)	(80)
Balance at end of period	$(650)	$(796)	$(382)	$(525)	$(450)
Net unrealized gains (losses) on AFS securities
Balance at beginning of period	$217	$106	$-	$73	$-
Net change in unrealized gains (losses) on AFS securities	(50)	111	15	(30)	73
Balance at end of period	$167	$217	$15	$43	$73
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(10)	$2	$-	$16	$-
Net change in unrealized gains (losses) on cash flow hedges	6	(12)	6	(21)	16
Balance at end of period	$(4)	$(10)	$6	$(5)	$16
Total AOCI, net of tax	$(487)	$(589)	$(361)	$(487)	$(361)
Retained earnings and AOCI	$7,118	$6,619	$5,734	$7,118	$5,734
Shareholders’ equity at end of period	$17,340	$16,718	$15,790	$17,340	$15,790

CIBC Fourth Quarter 2011 News Release	15

CONSOLIDATED STATEMENT OF CASH FLOW

	For the three months ended			For the twelve months ended
Unaudited, $ millions	2011 Oct. 31	2011 Jul. 31	2010 Oct. 31	2011 Oct. 31	2010 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$794	$808	$500	$3,079	$2,452
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	243	195	150	841	1,046
Amortization	92	87	96	356	375
Stock option expense	3	1	3	7	11
Future income taxes	67	106	179	533	800
AFS securities gains, net	(238)	(65)	(119)	(407)	(400)
(Gains) losses on disposal of land, buildings and equipment	-	(1)	-	(5)	1
Other non-cash items, net	73	177	(1,043)	205	(520)
Changes in operating assets and liabilities
Accrued interest receivable	(46)	61	(185)	96	(108)
Accrued interest payable	114	(152)	71	(203)	42
Amounts receivable on derivative contracts	(3,430)	(2,495)	(839)	(2,561)	(292)
Amounts payable on derivative contracts	4,658	1,021	(34)	2,066	(574)
Net change in trading securities	743	3,797	(7,719)	(4,240)	(13,447)
Net change in FVO securities	(2,446)	3,265	(3,669)	2,366	(124)
Net change in other FVO assets and liabilities	(2,121)	(1,380)	1,885	(3,604)	118
Current income taxes	115	140	622	191	466
Other, net (1)	(1,151)	(450)	1,138	(172)	2,178
	(2,530)	5,115	(8,964)	(1,452)	(7,976)
Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(4,910)	(17,433)	6,931	10,471	24,588
Obligations related to securities sold short	771	(561)	802	2,487	3,094
Net securities lent	(2,198)	150	(3,091)	(1,456)	(981)
Net obligations related to securities sold under repurchase agreements	(6,842)	(4,704)	(3,511)	(12,458)	(8,252)
Issue of subordinated indebtedness	-	-	-	1,500	1,100
Redemption/repurchase of subordinated indebtedness	(19)	-	(1,300)	(1,099)	(1,395)
Redemption of preferred shares	(412)	-	-	(1,016)	-
Issue of common shares, net	126	137	145	575	563
Net proceeds from treasury shares	(4)	1	(3)	(3)	-
Dividends paid	(397)	(389)	(383)	(1,556)	(1,519)
Other, net	372	(32)	(659)	252	(2,051)
	(13,513)	(22,831)	(1,069)	(2,303)	15,147
Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	14,865	15,965	2,528	5,420	(4,667)
Loans, net of repayments	(3,778)	(8,619)	(2,885)	(22,586)	(24,509)
Net proceeds from securitizations	3,415	3,909	4,725	13,923	14,192
Purchase of AFS securities	(12,999)	(5,698)	(9,248)	(35,674)	(55,392)
Proceeds from sale of AFS securities	2,522	4,501	11,986	14,796	41,144
Proceeds from maturity of AFS securities	4,165	4,339	8,428	18,237	27,585
Net securities borrowed	1,876	(504)	1,464	563	1,582
Net securities purchased under resale agreements	5,678	3,963	(6,722)	8,939	(6,173)
Net cash provided by dispositions (used in acquisitions)	-	-	-	54	(297)
Net purchase of land, buildings and equipment	(91)	(63)	(71)	(235)	(220)
	15,653	17,793	10,205	3,437	(6,755)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	28	7	(5)	(17)	(38)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(362)	84	167	(335)	378
Cash and non-interest-bearing deposits with banks at beginning of period	2,217	2,133	2,023	2,190	1,812
Cash and non-interest-bearing deposits with banks at end of period (2)	$1,855	$2,217 (3)	$2,190 (3)	$1,855	$2,190 (3)
Cash interest paid	$785	$1,094	$780	$3,952	$2,849
Cash income taxes (recovered) paid	$67	$(15)	$(60)	$245	$267

(1)  Includes cash used to invest in our equity-accounted investments.

(2)  Includes restricted cash balance of $257 million (July 31, 2011: $240 million; October 31, 2010: $246 million).

(3)  Includes cash reserved for payment on redemption of non-cumulative preferred shares. The payment was made subsequent to the period end.

CIBC Fourth Quarter 2011 News Release	16

(1) Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with Generally Accepted Accounting Principles (GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 39 of CIBC’s 2011 Annual Report.

The following table provides quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For annual reconciliation of non-GAAP to GAAP measures, see page 40 of CIBC’s 2011 Annual Report. The reconciliations of the non-GAAP measures of our strategic business units are provided in their respective sections.

		2011	2011	2010
$ millions, except per share amounts, as at or for the three months ended		Oct. 31	Jul. 31	Oct. 31
Net interest income		$1,605	$1,607	$1,645
Non-interest income		1,597	1,450	1,609
Total revenue per interim financial statements		3,202	3,057	3,254
TEB adjustment (1)		56	49	26
Total revenue (TEB) (1)	A	$3,258	$3,106	$3,280
Trading revenue		$61	$(22)	$86
TEB adjustment (1)		55	49	26
Trading revenue (TEB) (1)		$116	$27	$112
Non-interest expenses per interim financial statements		$1,914	$1,820	$1,860
Less: amortization of other intangible assets		11	11	11
Cash non-interest expenses (1)	B	$1,903	$1,809	$1,849
Net income applicable to common shares		$756	$753	$458
Add: after-tax effect of amortization of other intangible assets		9	8	8
Cash net income applicable to common shares (1)	C	$765	$761	$466
Basic weighted-average common shares (thousands)	D	399,105	397,232	391,055
Diluted weighted-average common shares (thousands)	E	399,791	397,986	392,063
Cash efficiency ratio (TEB) (1)	B/A	58.4%	58.3%	56.4%
Cash basic earnings per share (1)	C/D	$1.92	$1.92	$1.19
Cash diluted earnings per share (1)	C/E	$1.91	$1.91	$1.19

(1) Non-GAAP measure.

Basis of Presentation

The interim consolidated financial statements, as presented on pages 12 to 16 of this news release, have been prepared in accordance with Canadian GAAP. The interim financial results for the quarters, as presented in these financial statements, are unaudited, whereas the annual financial results as at or for the year ended October 31 are derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2011.

CIBC Fourth Quarter 2011 News Release	17

Investor and analyst inquiries should be directed to Geoff Weiss, Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

(The board of directors of CIBC reviewed this press release prior to it being issued.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

CIBC Fourth Quarter 2011 News Release	18